

DIVISION OF
CORPORATION FINANCE
Mail Stop 3561

October 21, 2008

By Facsimile and U.S. Mail

Mr. Lyndon James
Interim Chief Financial Officer
United Fuel & Energy Corporation
405 N. Marienfeld, Ste 300
Midland, Texas 79701

>   **Re: United Fuel & Energy Corporation**
>   **Form 10-K/A for the fiscal year ended December 31, 2006**
>   **Filed September 21, 2007**
>   **Form 10-K for the fiscal year ended December 31, 2007**
>   **Filed April 15, 2008**
>   **File No. 000-32473**

Dear Mr. James:

　　　We have reviewed your supplemental response letter dated September 25, 2008 as well as your filings and have the following comments. As noted in our comment letter dated December 21, 2007, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

1. We note your responses to prior comments 1, 2 and 3 and the accompanied SAB 99 analysis. However, it does not appear that your analysis provides sufficient insight into whether the accounting errors would have significantly altered the total mix of information available to a reasonable investor. Your analysis does not clearly indicate how you have considered the total mix of information in explaining why the errors are not important to investors despite the fact that they are quantitatively material. Such an analysis should address why such significant impacts on operating income, net income and earnings per share are not material to an investors understanding of the Company's results. Note that the qualitative factors as indicated within SAB 99 are not considered an exhaustive list of factors in which you should solely rely on in determining whether the errors are material to a reasonable investor. It should also be noted that while the indicators in SAB 99 may be a useful tool in your analysis, they were not intended for situations in which a quantitatively significant error is being analyzed for materiality. Therefore, you should consider all of the substantive factors affecting the total

mix of information available to a reasonable investor based upon your specific facts and circumstances. As such, please provide a more comprehensive analysis in addressing how you have concluded that the errors are not material to a reasonable investor. Also, please address the following additional comments.

a. Refer to the table summarizing the quantitative effect of the fuel tax adjustments.

- Revise your analysis to show how the errors quantitatively affected the individual significant line items such as costs of sales, revenues etc. by presenting "as reported" and "as adjusted" amounts for all periods.
- Include in your analysis the impacts of the accounting errors on the corresponding quarterly financial statements from 2002 to 2006.
- Include in your analysis the impacts of the accounting errors on Net Income and EPS data line items for all periods.
- Please also provide analyses for any impacted ratios or metrics not presented in the financial statements that may be useful for a reader to understand the business.

b. We note that you disclosed the impact of your fuel tax adjustments in discussing your results of operations for each period. Please explain how you concluded that they were important for readers in understanding your results of operations yet not deemed material for the purposes of restating the financial statements.

c. Tell us and disclose your accounting policy for fuel taxes with the related amounts including how and where they are recorded in the financial statements. Refer to EITF 06-03.

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Scott Stringer, Staff Accountant at (202) 551-3272 or me at (202) 551-3377 if you have any questions regarding the comments on the financial statements and related matters.

Sincerely,

Andrew Mew
Accounting Branch Chief